VIA EDGAR

September 25, 2025

Mr. Robert Shapiro
Mr. Doug Jones
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:     Etsy, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2024
    File No. 001-36911

Dear Mr. Shapiro and Mr. Jones,

This letter is submitted on behalf of Etsy, Inc. (“Etsy” or the “Company”) in response to the letter dated September 8, 2025 from the Staff of the Division of Corporation Finance, Office of Trade & Services (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Form 10-K”). For your convenience, the Staff’s comments are set forth in italics below, followed by Etsy’s response. Capitalized terms used but not otherwise defined herein are as defined in the 2024 Form 10-K.

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Form 10-K for Fiscal Year Ended December 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations Comparison of 2024 and 2023, page 76

1. Please quantify all factors cited as contributing to variances between periods. In doing so, describe the relative degree of the impact of each of volume and pricing referred to in the analysis of revenue. Refer to the introductory paragraph of Item 303(b) of Regulation S-K and (b)(2)(i) therein, and section III.D of Release No. 33-6835
(501.04 of our Codification of Financial Reporting Policies) for guidance.

We respectfully acknowledge the Staff’s comment. In preparing our disclosures, we considered Item 303(b) of Regulation S-K, including Item 303(b)(2)(i), as well as the SEC’s interpretive guidance in Release No. 33-6835 and Codification of Financial Reporting Policies §501.04. We strive to provide disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) that allows investors to understand the material drivers of our results and to view the Company through the eyes of management.

Our marketplaces connect over 8 million sellers, each setting their own product pricing, discounting, and promotional strategies, with over 90 million buyers who come to us to discover and purchase the goods offered by our sellers. Management regularly evaluates, and we seek to explain in our periodic reporting, the key factors influencing revenue performance. For our marketplace revenue, these factors may include, among others, changes in GMS, changes in the number of buyers and sellers, how many items a seller lists for sale and at what prices, how frequently buyers purchase, and how much buyers spend per purchase. Additionally, we offer optional services to sellers which they can use to help manage and grow their business (e.g., advertising and shipping labels), and our services revenue is influenced by multiple, interrelated factors including service adoption and usage by sellers.

In our periodic reports, we provide tabular disclosure highlighting changes in our marketplace and services revenue. Consistent with how we manage the business, where a factor driving revenue performance is attributable to volume (e.g., GMS changes) or attributable to price (e.g., changes in transaction fee rates), we have historically disclosed it as such. In addition, where new product offerings or geographic expansion are a driver of revenue performance, we have historically described these incremental products and fees as “new” or “expanded.” We respectfully advise the Staff that, in certain cases, revenue drivers are evaluated by management on a holistic basis due to the complexity of the interplay of volume, price, geography or other mix shift, with the driver of the revenue change not precisely tracked or quantified in a manner that can be reliably reported in a periodic report. In these cases, the revenue drivers have been qualitatively described and listed in the order of significance as factors contributing to period-over-period changes in revenue.

Going forward, we will continue to assess the material drivers of variances between periods and in future periodic reports, where practicable, we will provide further quantification of such variances. We will also assess and provide further qualitative and quantitative discussion to the extent material drivers are attributable to pricing or volume.

Liquidity and Capital Resources

Historical Cash Flows

Net Cash Provided by Operating Activities, page 81

2. Net cash provided by operating activities increased $47.0 million in 2024 compared to 2023. We note cash paid for income taxes, net of refunds, increased approximately $47.0 million in 2024 compared to 2023 which decreases operating cash flow for 2024, though not described here as a material factor affecting operating cash flows between periods. From the preceding, it appears there is $94 million or more in factors contributing to the increase in 2024 not specified or quantified, exclusive of the disclosed impact of decreased cash net income that is not quantified. Please revise to specifically state and quantify all material factors contributing to the change in operating cash flows between periods. Refer to the guidance noted above. In regard to your reference to "cash net income," please explain to us and disclose what this represents and how it is determined.

We respectfully acknowledge the Staff’s comment. In preparing our disclosures, we considered the requirements of Item 303 of Regulation S-K which require specifying and quantifying the material factors affecting operating cash flows between periods, while aligning with the way management evaluates our cash flow performance.

Our analysis of changes in operating cash flows focuses on revenue generation and net income, working capital movements, and non-cash items. Income taxes paid generally impact a combination of net income after considering non-cash items and our working capital. In our 2024 10-K, our operating cash flow disclosure noted a decrease in net income after considering non-cash items, which reduced operating cash flow. This decrease was partially due to the increase in cash used to pay income taxes, among many other factors.

With respect to the $94 million in factors, as referenced in your letter, contributing to the increase in operating cash flow, we disclosed that the increase was primarily due to timing of the payment of prepaid expenses and other current assets, which represents normal fluctuations in our working capital. In future periodic filings, we will further quantify changes, where material, to operating cash flows.

In addition, we acknowledge the Staff’s comment regarding our reference to “cash net income.” In future filings, we will no longer use the term “cash net income,”, which was meant to indicate our net income after considering non-cash items, in our MD&A discussion of operating cash flows or elsewhere. Instead, we will use “net income (loss), after considering non-cash items”, consistent with the presentation in the consolidated statements of cash flows, to ensure clarity and alignment with GAAP terminology.

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Please contact me, at lbaker@etsy.com, or Colin Stretch, our Chief Legal Officer, at cstretch@etsy.com if you have any further questions.

Very truly yours,

/s/ Lanny Baker
Lanny Baker
Chief Financial Officer

cc:     Colin Stretch, Chief Legal Officer, Etsy, Inc.
Merilee Buckley, Chief Accounting Officer, Etsy, Inc.
Nicole Brookshire, Davis Polk & Wardwell LLP